Exhibit 12.1

Statement regarding computation of ratio

of earnings to fixed charges

(dollars in thousands) (unaudited)

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2007

Earnings:
Pre-tax income from continuing operations before cumulative effect of accounting change	$8,798	$18,376	$27,595	$20,159	$38,552	$2,052
Fixed charges excluding capitalized interest	3,998	4,116	6,162	15,588	45,246	65,021

Earnings	$12,796	$22,492	$33,757	$35,747	$83,798	$67,073

Fixed charges:
Interest expense	$3,998	$4,116	$6,162	$15,588	$45,246	$65,021
Capitalized interest	71	155	107	3	1,001	1,212

Fixed charges	$4,069	$4,271	$6,269	$15,591	$46,247	$66,233

Ratio of earnings to fixed charges	3.1	5.3	5.4	2.3	1.8	1.0